Item 1


                                  AERCO GROUP

                        Aviation House, Shannon, Ireland
                  Telephone: +353 61 360000 Fax: 353 61 360113

                                 PRESS RELEASE

Under the terms of the AerCo Notes, AerCo Group (the "Company") is required annually to commission an appraisal of the AerCo Fleet. The purpose of the appraisal is to redirect, when appropriate, excess cash flow to the Senior Classes of Notes and to increase the collateral coverage for each Class of Notes. Reductions in appraised values cannot affect interest payments to be made on Class A, B, C and D Notes but can cause the suspension of interest payments on the Class E Notes.

The Company has obtained desktop appraisals of the "base value" of each of the Company's 33 aircraft from three independent aircraft value appraisers; Airclaims Limited ("Airclaims"), Aircraft Information Services, Inc. ("AISI") and BK Associates, Inc. ("BK"). On the basis of these three appraisals, as of February 18, 2000, the average appraised base value of the Company's portfolio of aircraft was approximately $849.5 million (the "2000 Appraised Value") compared with $881.5 million as of January 18, 1999. Airclaims' 2000 appraised base value was $812.6 million, AISI's was $867.9 million and BK's was $867.9 million.

The decrease represented by the average appraised value of the portfolio at February 18, 2000 compared with the average appraised value at January 18, 1999 is approximately $11 million less than the expected decrease implied by the terms of the AerCo Notes.

Further information regarding the appraisals

Under the terms of the indenture governing the AerCo Notes, the Company is required at the beginning of each year, commencing with 1999, to obtain appraisals of the "base value" of its aircraft from at least three independent appraisers. The appraisers ascertained the "base value" of each aircraft on the basis of an open, unrestricted, stable market environment as of February 18, 2000 with a reasonable balance of supply and demand, and with full consideration of each aircraft's "highest and best use", presuming an arm's-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of each aircraft (with certain assumptions as to use since the last reported status). The 2000 Appraised Value stated above does not reflect the values of leases, maintenance reserves, security deposits or other collateral, if any, related to a particular aircraft. An appraisal is only an estimate of value and there can be no assurance that proceeds received upon any sale of an aircraft would approximate the base value of that aircraft.

February 22, 2000

For further information please contact: Patrick Blaney at telephone number:
+353 61 360000.

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